Robert E. Puopolo
Tel 617.310.6033
Fax 617.279.8433
puopolor@gtlaw.com
March 28, 2011
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Jeffrey Riedler

Re:	Graymark Healthcare, Inc.
Registration Statement on Form S-1 filed January 7, 2010
File No. 333-164232
Dear Ladies and Gentleman:
This letter is being furnished on behalf of Graymark Healthcare, Inc. (the “Company”) in response to comments in the letter dated January 15, 2010 (the “Letter”) from Jeffrey Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Stanton Nelson, Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) that was filed with the Commission on January 7, 2010.
The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized. A copy of this letter along with Amendment No. 2 to the Registration Statement, marked to show changes, is being sent under separate cover to Mike Rosenthall of the Commission.
The responses provided herein are based upon information provided to Greenberg Traurig LLP by the Company.
Comment No. 1
We note that your registration statement is not signed by either your Controller or Principal Accounting Officer as required by Instruction 1 to the signature block of Form S-1. Please amend your filing to include the signature of your Controller or Principal Accounting Officer, or to identify a party already appearing in the signature block as acting in that capacity.
RESPONSE: We respectfully advise the Staff that Grant Christianson, Chief Accounting Officer is the Company’s Principal Accounting Officer. The signature block of Form S-1 has been amended to identify Mr. Christianson as acting in such capacity.
Comment No. 2
Please confirm whether either of the two accounting firms providing consents in your registration statement — Eide Bailly LLP or Murrell, Hall, McIntosh & Co., PLLP is registered with the Public Company Accounting Oversight Board.
GREENBERG TRAURIG, LLP ■ ATTORNEYS AT LAW ■ WWW.GTLAW.COM
One International Place, 20th Floor ■ Boston, Massachusetts 02110 ■ Tel 617.310.6000 ■ Fax 617.310.6001

March 28, 2011

_____________________
RESPONSE: We respectfully advise the Staff that Eide Bailly LLP (“EB”) is registered with the Public Company Accounting Oversight Board (“PCAOB”) and appears on the PCAOB’s list of Registered Public Accounting Firms as of March 15, 2011, the most current information publicly available. Murrell, Hall, McIntosh & Co., PLLP (“MHM”) is a predecessor to EB and was registered with the PCAOB prior to its merger with EB.
If you require any additional information, please telephone the undersigned at 617-310-6033.
Sincerely,
/s/ Robert E. Puopolo
Robert E. Puopolo

cc:	Stanton Nelson, Graymark Healthcare, Inc.
Edward M. Carriero, Graymark Healthare, Inc.
Grant Christianson, Graymark Healthcare, Inc.
GREENBERG TRAURIG